UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2017

PLDT INC. ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copy of the disclosure letter that we filed today with the Philippine Stock
Exchange (with a copy furnished the Philippine Securities and Exchange
Commission) in response to their letter dated September 27, 2017, requesting for additional information on how the Performance Shares would be treated in the books of the Company once such shares have been acquired in the open market as well as the Company’s current number of issued shares and outstanding shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT INC.

Date: 09/28/2017	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copy of the disclosure letter that we filed today with the Philippine Stock Exchange (with a copy furnished the Philippine Securities and Exchange Commission) in response to their letter dated September 27, 2017, requesting for additional information on how the Performance Shares would be treated in the books of the Company once such shares have been acquired in the open market as well as the Company’s current number of issued shares and outstanding shares